Third Quarter Interim Statement JANUARY – SEPTEMBER 2023

Contents MorphoSys Group: Third Quarter Interim Statement January – September 2023 3 Summary 5 Group Interim Statement 5 Operating Business Performance 13 Human Resources 14 Financial Analysis 17 Subsequent Events 18 Financial Guidance 19 Group Interim Statement 19 Consolidated Statement of Profit or Loss (IFRS) – (unaudited) 20 Consolidated Balance Sheet (IFRS) – (unaudited) 22 Consolidated Statement of Changes in Stockholder’s Equity (IFRS) – (unaudited) 24 Consolidated Statement of Cash Flows (IFRS) – (unaudited) 2 Group Interim Statement MorphoSys – III/2023

Summary of the Third Quarter of 2023 Highlights of the Third Quarter of 2023 • On September 12, 2023, MorphoSys announced that the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat, the company’s investigational next-generation dual inhibitor of EZH2 and EZH1, for the treatment of patients with advanced, recurrent or metastatic endometrial cancer harboring ARID1A mutations with progression on or after at least one prior line of therapy. • On August 1, 2023, Incyte announced the full enrollment of the Phase 3 study inMIND. The inMIND study evaluates whether tafasitamab and lenalidomide combined with rituximab provides improved clinical benefit compared with lenalidomide combined with rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). Financial Results for the First Nine Months of 2023 • Monjuvi® (tafasitamab-cxix) U.S. net product sales in the first nine months of 2023 reached € 62.6 million (US$ 67.8 million) (9M 2022: € 60.2 million (US$ 64.1 million)) and gross margin of 77% (9M 2022: 80%). • Research and development expenses in the first nine months of 2023 amounted to €  203.3  million (9M  2022: €  203.8  million). In the first nine months of 2023 the combined expenses for selling and general and administration totaled € 101.7 million (9M 2022: € 112.0 million). • Cash and other financial assets totaled € 642.2 million as of September 30, 2023 (December 31, 2022: € 907.2 million). Events After the End of the Third Quarter of 2023 • MorphoSys updated its financial guidance for 2023 financial year on October 25, 2023. For details refer to the section "Outlook". • On November 2, 2023, MorphoSys announced that Topline results from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve patients with myelofibrosis are expected by the end of November. Detailed findings from the study will be presented during an oral session on Sunday, December 10, 2023, at the 65th American Society of Hematology (ASH) Annual Meeting in San Diego, California, USA. Group Interim Statement 3 MorphoSys – III/2023

4

Group Interim Statement

MorphoSys Development Pipeline as of September 30, 2023


ASSET
PARTNER
TARGET
DISEASE AREA
PHASE 1
PHASE 2
PHASE 3
MARKET
Tafasitamab
Incyte
CD19
r/r DLBCL
MONJUVI
1L DLBCL (frontMIND)
r/r FL/MZL (inMIND)
r/r DLBCL (with TTI-622)*
Pelabresib
BET
1L Myelofibrosis (MANIFEST-2)
1L/2L Myelofibrosis / essential thrombocythemia (MANIFEST)
Tulmimetostat
EZH1/EZH2
Solid tumors/
Hematological malignancies

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma; Pelabresib, tulmimetostat, and the use of tafasitamab outside of its approved indication are investigational and have not been approved by any regulatory authorities globally. Their safety and efficacy have not been established. * trial sponsored by Pfizer

Clinical Programs Developed by Partners (Selection)

COMPOUND/BRAND NAME	PARTNER	DISEASE AREA	STATUS
Ianalumab	Novartis	Sjögren's, Lupus Nephritis (LN), Systemic Lupus Erythematosus (SLE), Immune Thrombocytopenia (1L and 2L ITP), warm Autoimmune Hemolytic Anemia (wAIHA) and Autoimmune Hepatitis (AIH)	Phase 3 clinical development for Sjögren's, Lupus Nephritis (LN), Systemic Lupus Erythematosus (SLE), Immune Thrombocytopenia (1L and 2L ITP), and warm Autoimmune Hemolytic Anemia (wAIHA) ongoing. Phase 2 clinical development in autoimmune hepatitis (AIH) in progress.
Setrusumab	Ultragenyx and Mereo BioPharma	Osteogenesis Imperfecta (OI)	Pivotal Phase 2/3 clinical study in Phase 3 part ongoing, additional Phase 3 study started.
Abelacimab	Anthos Therapeutics	Cancer Associated Thrombosis (CAT), Prevention of Stroke and Systemic Embolism in Patients with Atrial Fibrillation (SPAF)	Phase 3 clinical development in CAT and Phase 3 in high-risk patients with atrial fibrillation (SPAF) ongoing (both FDA Fast Track Designation).
Bimagrumab	Lilly	Adult Obesity	Phase 2b study ongoing
Felzartamab	HI-Bio	HI-Bio: Membranous Nephropathy (MN), IgA Nephropathy (IgAN)	MN & IgAN in Phase 2 studies
	I-Mab Biopharma	I-Mab: Multiple Myeloma (MM)	Phase 2 completed; pivotal Phase 3 ongoing (MM)

Group Interim Statement: January 1 – September 30, 2023 Operating Business Performance MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and advancing its product candidates at various stages of development, positioning itself for long-term sustainable growth. The key measures of value for MorphoSys’ development activities include: • Advancement of development programs and product approvals • Clinical trial results • Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates or approval of additional indications for marketed drugs • Collaborations, partnerships, and M&A activities with other companies to develop the drug pipeline as well as to commercialize the therapeutic programs • Strong patent protection to secure MorphoSys’ market position Research and Development MorphoSys’ research and development activities are currently focused on the following clinical candidates: • Pelabresib is an investigational selective small-molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells. • Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a target structure for the treatment of B-cell malignancies. MorphoSys is currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL). • Tulmimetostat is an investigational small-molecule, second-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action. Tulmimetostat was designed to improve on first generation EZH2 inhibitors through increased potency, longer residence time on target and a longer half-life, offering the potential for enhanced anti-tumor activity. Tulmimetostat is being investigated in a basket study of solid tumors and lymphomas. In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners: • Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade, developed by Novartis; • Setrusumab (BPS804) – an antibody directed against sclerostin, developed by Ultragenyx and Mereo BioPharma; • Abelacimab (MAA868) – an antibody directed against Factor XI, developed by Anthos Therapeutics; • Bimagrumab - an antibody binding to activin type II receptors, developed by Lilly; Group Interim Statement 5 MorphoSys – III/2023

• Felzartamab – a therapeutic human monoclonal antibody directed against CD38, developed by HI-Bio and I-Mab Biopharma; • MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a, developed by HI-Bio and I-Mab Biopharma. In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development. Development of Tafasitamab MorphoSys’ commercial activities are currently focused on Monjuvi (tafasitamab-cxix) in the United States. On July 31, 2020, the Food and Drug Administration (FDA) granted Monjuvi in combination with lenalidomide accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is co-commercialized by Incyte Corporation (hereinafter also referred as "Incyte") and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe and Canada under the trade name Minjuvi®. Commercial Performance of Tafasitamab During the first nine months of 2023, Monjuvi sales reached € 62.6 million (9M 2022: € 60.2 million). In the third quarter 2023, sales of Monjuvi amounted to € 21.5 million (Q3 2022: € 21.9 million). MorphoSys and Incyte continue to see a high penetration in the community setting driving approximately 70% of the sales with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from over 1,600 treatment sites. During the first nine months of 2023, more than 900 accounts ordered with more than 85% of those accounts representing repeat orders. While MorphoSys continues to see a positive trend year-over-year, the Company recognizes that the competition has increased as additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma have been recently approved. Proprietary Clinical Development Studies of Pelabresib There are currently two ongoing trials evaluating pelabresib in myelofibrosis (MF), the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial. MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care in MF. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer being treated with ruxolitinib (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion- dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU). 6 Group Interim Statement MorphoSys – III/2023

In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July  29,  2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients (Arm 3 of the study). Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib. At 24, 48, and 60 weeks, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%). In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three MF arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Furthermore, 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors. During an oral presentation at the European Hematology Association (EHA) Hybrid Congress and a poster discussion at the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023, new preliminary results from Arm 4 of the Phase 2 MANIFEST study, exploring pelabresib as a monotherapy in patients with high-risk essential thrombocythemia who are refractory or intolerant to hydroxyurea were presented. These proof-of-concept results support the potential clinical benefit with pelabresib in other myeloid diseases.  Also at EHA, in a poster presentation on MANIFEST Arm 3, the combination of pelabresib and ruxolitinib in JAK-inhibitor-naïve patients with myelofibrosis resulted in deep and durable spleen and symptom responses at and beyond week 24. The findings demonstrated clinically meaningful improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. A second poster on MANIFEST Arm 2 showed pelabresib in combination with ruxolitinib in patients with a suboptimal/lost response to ruxolitinib Group Interim Statement 7 MorphoSys – III/2023 monotherapy resulted in durable and deepening splenic and symptom responses at and beyond week 24. The findings suggested improvements in anemia, including the need for fewer transfusions, which may positively impact patients’ quality of life. No new safety signals were observed with a longer follow-up of 11 additional months. The most common treatment-emergent adverse events (TEAE) were low grade. MANIFEST‑2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia vera (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants. Measures were also taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction with investigators, and expanding the number of countries and sites. On April 4, 2023, MorphoSys announced that enrollment of 431 patients was completed for the MANIFEST-2 study. On November 2, 2023, MorphoSys announced that Topline results from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor- naïve patients with myelofibrosis are expected by the end of November. Detailed findings from the study will be presented during an oral session on Sunday, December 10, 2023, at the 65th American Society of Hematology (ASH) Annual Meeting in San Diego, California, USA. MorphoSys will also host an investor event focused on MANIFEST-2 data with MorphoSys management and medical experts on-site at ASH on Monday, December 11, 2023. Studies of Tafasitamab Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials, with an emphasis on the treatment of adult patients with diffuse large B-cell lymphoma (DLBCL). MorphoSys regards the treatment of first-line patients with DLBCL as a key future growth opportunity for tafasitamab and is conducting a clinical development program that may support the potential use of tafasitamab in the first-line treatment of patients with DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL), which also represent growth opportunities for tafasitamab. More details on each study are given below: frontMIND: On May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL. frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the frontMIND study with 899 patients is complete. The topline data from this study are expected in the second half of 2025. firstMIND: The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL that paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented final analysis from this Phase 1b trial at ASH 2022. The final analysis showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. Additional analyses highlighted the 8 Group Interim Statement MorphoSys – III/2023

prognostic potential of sensitive circulating tumor DNA (ctDNA) minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy. The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R-CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression- free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis. A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as measured by next-generation sequencing detection of ctDNA, after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study, was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed at least 18 months of post-treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression. Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) or r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On August 1, 2023, Incyte announced that the inMIND study is fully enrolled. The inMIND study evaluates whether tafasitamab and lenalidomide combined with rituximab provides improved clinical benefit compared with lenalidomide combined with rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study enrolled a total of 654 patients. In the FL population the primary endpoint of the study is PFS and the key secondary endpoint is OS. In the overall population the key secondary endpoint is PFS, as well as PET-CR at the end of treatment in the FL population. Topline data from the inMIND study is expected in 2024. L-MIND: On April 16, 2023, MorphoSys and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL). At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the best overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 46), and a complete response (CR) was observed in 41.2% of patients Group Interim Statement 9 MorphoSys – III/2023

(95% CI = 30.4, 51.6; n = 33). A partial response (PR) was observed in 16.2% of patients (95% CI = 8.9, 26.2; n = 13). Additional results included: • Median duration of response was not reached after a median follow up of 44.0 months (95% CI = 29.9, 57.0). • The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7). • Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoT. • Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoT (n = 40; CR = 30% and PR = 17.5%) No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi, in combination with lenalidomide, was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA. During the American Society of Clinical Oncology (ASCO) Annual Meeting from June 2 to 6, 2023, the European Hematology Association (EHA) Hybrid Congress from June 8 to 11, 2023, the International Conference on Malignant Lymphoma (ICML) from June 13 to 17, 2023 and the Hybrid Annual Meeting of the Society of Hematologic Oncology (SOHO) from September 6 to 9, 2023, MorphoSys presented posters and e- publications of both the five-year L-MIND data overall and a new subgroup analysis. The new data showed that overall response rate was comparable across subgroups, numerically favoring patients with positive prognostic factors. Additionally, duration of response, progression-free survival and overall survival highlighted long-term clinical efficacy across all subgroups. B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for high-dose chemotherapy and autologous stem cell transplantation. The study was fully recruited as of June 2021. The long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. The final analyses of primary and secondary endpoints will be performed in mid-2024. In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s Maplirpacept (TTI-622), a novel SIRPα-Fc fusion protein, and tafasitamab plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Under the terms of the agreement, Pfizer initiated a multicenter, international Phase 1b/2 study of Maplirpacept with tafasitamab and lenalidomide. MorphoSys and Incyte provide tafasitamab for the study. The study is sponsored and funded by Pfizer and is currently conducted in North America, Europe, and Asia-Pacific. In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as the L-MIND study, to enable less frequent dosing in patients with r/r DLBCL. 10 Group Interim Statement MorphoSys – III/2023

Study of Tulmimetostat Patient enrollment in a Phase 1/2 clinical trial of the investigational small-molecule tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated  tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications: urothelial or other advanced/metastatic solid tumors (ARID1A mutant), ovarian clear-cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma (BAP1 loss), and metastatic castration-resistant prostate cancer. In September 2023, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat, the company’s investigational next-generation dual inhibitor of EZH2 and EZH1, for the treatment of patients with advanced, recurrent or metastatic endometrial cancer harboring AT-rich interacting domain containing protein 1A (ARID1A) mutations and who have progressed on at least one prior line of treatment. The FDA grants Fast Track designation to facilitate the development and expedite the review of medicines intended to treat serious conditions and potentially address an unmet medical need, with the goal of getting these important, new therapies to patients earlier. In October 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study with tulmimetostat. Heavily pretreated patients with advanced cancers showed partial responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organization for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain. At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Objective response was observed in patients with endometrial cancer as well as mesothelioma and peripheral T cell lymphoma (PTCL). Of the ten evaluable patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs. Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg Group Interim Statement 11 MorphoSys – III/2023

cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study. Updated safety and efficacy data from the ongoing Phase 2 study of tulmimetostat monotherapy in multiple advanced malignancies were presented during the American Society of Clinical Oncology (ASCO) Annual Meeting in June 2023. The data demonstrated disease stabilization or better across all solid tumor cohorts studied, including those with heavily pre-treated patients: ARID1A-mutated ovarian clear cell carcinoma and endometrial carcinoma, BAP1-mutated mesothelioma and metastatic castration resistant prostate cancer. In addition, complete and partial responses were observed in the lymphoma cohort. Safety findings from the trial were consistent with the mechanism of EZH2 inhibition. Clinical Development Through Partners Studies of Ianalumab Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF- R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Study of Setrusumab Setrusumab (BPS804/UX143) is a fully human monoclonal antibody inhibiting sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in the Phase 3 portion of the pivotal Phase  2/3 clinical study and a Phase 3 study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Study of Abelacimab Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). The FDA granted Fast Track designation to abelacimab for both indications under study. On September 18, 2023, Anthos Therapeutics announced that the AZALEA-TIMI 71 Phase 2 study in with atrial fibrillation at moderate-to-high risk of stroke has been stopped early due to an overwhelming benefit (reduction in bleeding compared with standard-of-care direct oral anticoagulant). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Study of Bimagrumab Bimagrumab is a fully human monoclonal antibody against activin type II receptors that is currently in clinical development. Lilly is investigating bimagrumab in a global Phase 2b study in patients with obesity and has announced completion of enrollment in June 2023. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization. Studies of Felzartamab Felzartamab is an investigational therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab across all indications worldwide, with the exception of Greater China. HI-Bio is currently evaluating felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous 12 Group Interim Statement MorphoSys – III/2023 nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial). On May 25, 2023, HI-Bio announced that the FDA has granted orphan drug designation (ODD) for felzartamab in development for the treatment of membranous nephropathy (MN). On October 31, 2023, HI-Bio announced that the FDA has granted Breakthrough Therapy designation for felzartamab in primary membranous nephropathy (PMN). The FDA selectively grants Breakthrough Therapy designation to expedite the development and review of drugs that are intended to treat a serious or life-threatening condition and preliminary clinical evidence indicates the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s). In addition, felzartamab is also under investigation in a randomized, controlled, double-blind pilot phase 2 trial for chronic Antibody Mediated Transplant Rejection (AMR), this is an investigator initiated trial (IIT). I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab. Studies of MOR210/TJ210/HIB210 MOR210/TJ210/HIB210 is an investigational human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. On July 11, 2023, HI-Bio announced that the first participants have been dosed in a Phase 1 healthy volunteer study of HIB210. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210. Other Programs (Selection) In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development. Human Resources On September 30, 2023, the MorphoSys Group had 544 employees (December 31, 2022: 629). During the first nine months of 2023, the MorphoSys Group employed an average of 575 people (9M 2022: 651). The decrease is caused by the decision to terminate all preclinical research programs and discontinue all related activities, as announced on March 2, 2023. Group Interim Statement 13 MorphoSys – III/2023

Financial Analysis The various global conflicts, e.g. between Ukraine and Russia or in the Middle East, has had no material negative impact on the business activities of MorphoSys AG. The same applies to the Company's net assets, financial position and results of operations. During the reporting period, the effects of the current macroeconomic environment on the accounting of MorphoSys Group were continuously reviewed. In the reporting period, the macroeconomic environment continued to be characterized in particular by high inflation and the development of interest rates. In the reporting period, this had no significant impact on the Group's net assets, financial position and results of operations. The development of the equity of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of MorphoSys Group is closely monitored by the Management Board. In addition, the company is closely monitoring the liquidity situation of MorphoSys Group, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the interim consolidated financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. On an ongoing basis, MorphoSys evaluates different financing options to ensure the going-concern assumption beyond said timeframe according to regulatory requirements. At the time of this report, the Management Board is not aware of any imminent risks that could affect the company as a going concern. MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter. Revenues Group revenues amounted in the first nine months of 2023 to € 179.3 million (9M 2022: € 196.7 million). This decrease resulted from lower revenues from licenses compared to prior year. Group revenues included revenues of € 62.6 million (9M 2022: € 60.2 million) from the recognition of Monjuvi U.S. net product sales. Success-based payments including royalties accounted for 48% or €  85.2  million (9M 2022: 38% or €  74.0  million) of total revenues. On a regional basis, MorphoSys generated 96% or €  172.6  million of its commercial revenues from product sales and with biopharmaceutical companies in North America and 4% or €  6.6  million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 97% (€  189.9  million) and 3% (€  6.7  million), respectively. 77% of the Group's revenues were generated with customers Janssen, Incyte and McKesson (9M 2022: 67% with Janssen, HI-Bio and Incyte). 14 Group Interim Statement MorphoSys – III/2023

Cost of Sales Cost of sales in the first nine months of 2023 amounted to € 43.8 million (9M 2022: € 33.2 million). The year- on-year increase resulted primarily from expenses related to vial sales to Incyte. In addition, one-time effects from write-downs related to inventory in the amount of € 4.5 million were to be recorded in the first nine months of 2023 (9M 2022: € 0). Cost of sales related to Monjuvi U.S. product sales amounted to € 14.7 million in the first nine months of 2023. The gross margin of Monjuvi U.S. net product sales amounted to 77% (9M 2022: 80%).   Operating Expenses Research and Development Expenses Research and development expenses amounted to € 203.3 million in the first nine months of 2023 (9M 2022: €  203.8  million). Expenses in this area consisted primarily of expenses for external services of €  126.4  million (9M 2022: €  133.6  million) and personnel expenses of €  60.3  million (9M  2022: € 52.0 million). Combined Expenses for Selling and General and Administration The combined expenses for selling and general and administration amounted to € 101.7 million in the first nine months of 2023 (9M 2022: €  112.0  million). This sum consisted mainly of personnel expenses of €  60.6  million (9M 2022: €  60.8  million) and expenses for external services of €  29.8  million (9M 2022: € 38.7 million). Selling expenses amounted to € 58.8 million in the first nine months of 2023 (9M 2022: € 69.4 million). This item consisted mainly of personnel expenses of € 29.9 million (9M 2022: € 36.6 million) and expenses for external services of € 23.0 million (9M 2022: € 26.8 million) and decreased due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi. In comparison to the same period of the previous year, general and administrative expenses increased to € 42.9 million (9M 2022: € 42.6 million). This line item mainly comprised personnel expenses amounting to €  30.7  million (9M 2022: €  24.2  million) and expenses for external services of €  6.9  million (9M  2022: € 11.9 million).  Impairment of Goodwill In the first nine months of 2023, an impairment of goodwill in the amount of € 1.6 million was recorded, which initially resulted from an acquisition in financial year 2010 (9M 2022: € 0.0 million). Finance Income / Finance Expenses Finance income totaled € 39.1 million in the first nine months of 2023 (9M 2022: € 87.1 million) and mainly resulted from finance income from the repurchase of own convertible bonds in the amount of € 16.4 million (9M  2022: € 0.0 million). Finance income also included income from the investment of cash and cash equivalents and corresponding income from foreign currency exchange effects amounting to € 21.1 million (9M 2022: € 25.5 million). Group Interim Statement 15 MorphoSys – III/2023

Finance expenses totaled € 101.2 million in the first nine months of 2023 (9M 2022: € 415.4 million). This decrease was mainly due to the measurement effects from financial liabilities from future payments to Royalty Pharma of € 78.4 million (9M 2022: € 285.5 million) resulting from differences between underlying planning assumptions and actual figures, foreign currency effects and the application of the effective interest method. Furthermore, finance expenses from financial liabilities from collaborations decreased to € 8.2 million (9M 2022: € 104.9 million), and in particular effects from the foreign currency valuation as well as the application of the effective interest method contributed to the decrease. Also included were finance expenses from the investment of funds and foreign currency translation losses from financing activities in the amount of € 5.3 million (9M 2022: € 13.2 million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 8.4 million (9M 2022: € 9.3 million). Income Taxes In the first nine months of 2023, the Group recognized a tax expense in the amount of €  0.5  million (9M 2022: tax benefits of € 4.1 million). In the first nine months of 2022, tax benefits consisted of current tax expenses of € 0.0 million and deferred tax income of € 4.1 million. No deferred taxes were recognized in the first nine months of 2023, as the conditions for non-recognition of deferred taxes as of December 31, 2022, continue to be met. The effective group tax rate for the first nine months of 2023 is -0.2% (9M 2022: 0.9%). The change mainly resulted from the non-recognition of an excess of deferred tax assets over deferred tax liabilities. Cash and Investments On September  30, 2023, the Group had cash and investments of €  642.2  million, compared to € 907.2 million on December 31, 2022. Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and current and non-current "Other Financial Assets". The decrease in cash and investments resulted mainly from the financing of operating activities in the first nine months of 2023. In addition, the partial redemption of the convertible bond as of March 30, 2023 resulted in a cash-outflow of € 40.3 million 16 Group Interim Statement MorphoSys – III/2023

Subsequent Events On October 1, 2023, MorphoSys issued a further cash-settled share-based compensation program (performance share unit program - PSU program) for certain employees of the Company (beneficiaries). In addition, as of October 1, 2023, a new restricted stock unit plan (RSUP October 2023) was established for certain employees of MorphoSys US Inc. and Constellation (beneficiaries). MorphoSys updated its financial guidance for 2023 financial year on October 25, 2023. For details refer to the section "Financial Guidance". On November 2, 2023, MorphoSys announced that Topline results from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor- naïve patients with myelofibrosis are expected by the end of November. Detailed findings from the study will be presented during an oral session on Sunday, December 10, 2023, at the 65th American Society of Hematology (ASH) Annual Meeting in San Diego, California, USA. Group Interim Statement 17 MorphoSys – III/2023

Financial Guidance MorphoSys' financial guidance for the 2023 financial year was published on January 05, 2023 and updated on October 25, 2023. The Group now expects Monjuvi’s U.S. net product sales to range from US$ 85 million to US$ 95 million, accompanied by a gross margin of approximately 75%. This revenue guidance does not include royalty income, milestone payments or other revenues from partners as these revenue sources are not under our direct control. Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ statement of profit or loss. Royalty revenues for the sales of Tremfya will be transferred directly to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream as MorphoSys does not receive a sales forecast from its partner Incyte. In 2023, the Group expects R&D expenses to range from € 290 million to € 315 million. R&D expenses primarily represent our investments in the development of pelabresib, tafasitamab, and tulmimetostat. SG&A, including Incyte’s share of Monjuvi’s selling costs, are still expected to range from €  140  million to € 155 million. This guidance is subject to a number of uncertainties, including the potential for variability from Monjuvi as well as potential impacts of the several global conflicts, e.g. between Russia and Ukraine or the Middle East, and its impact on the business of MorphoSys and on that of partners. MorphoSys is closely monitoring the liquidity situation of MorphoSys Group, and believes that MorphoSys has sufficient liquid funds to ensure business operations for the forecast period (at least twelve months from the issuance date of the interim consolidated financial statements), which is subject to the going-concern assessment, without requiring additional proceeds from external refinancing. On an ongoing basis, MorphoSys evaluates different financing options to ensure the going-concern assumption beyond said timeframe according to regulatory requirements. At the time of this report, the Management Board is not aware of any imminent risks that could affect the company as a going concern. 18 Group Interim Statement MorphoSys – III/2023

Group Interim Statement

19

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q3 2023	Q3 2022	9M 2023	9M 2022
Product Sales	21,487,670	21,916,584	62,611,691	60,245,017
Royalties	33,979,672	29,749,126	82,408,610	70,791,498
Licenses, Milestones and Other	8,308,901	44,093,323	34,239,416	65,630,597
Revenues	**63,776,243**	**95,759,033**	**179,259,717**	**196,667,112**
Cost of Sales	**(15,076,738)**	**(8,078,100)**	**(43,763,500)**	**(33,212,524)**
Gross Profit	**48,699,505**	**87,680,933**	**135,496,217**	**163,454,588**
Operating Expenses				
Research and Development	(63,194,246)	(77,832,741)	(203,272,637)	(203,797,637)
Selling	(19,893,537)	(23,506,797)	(58,795,284)	(69,400,048)
General and Administrative	(15,021,107)	(15,618,465)	(42,882,749)	(42,596,704)
Impairment of Goodwill	(1,619,233)	0	(1,619,233)	0
Total Operating Expenses	**(99,728,123)**	**(116,958,003)**	**(306,569,903)**	**(315,794,389)**
Operating Profit / (Loss)	**(51,028,618)**	**(29,277,070)**	**(171,073,686)**	**(152,339,801)**
Other Income	2,143,908	10,615,167	4,855,530	19,780,836
Other Expenses	(780,315)	(7,501,781)	(3,146,836)	(22,993,069)
Finance Income	(22,535,558)	70,342,803	39,061,533	87,070,621
Finance Expenses	(44,637,969)	(167,462,657)	(101,220,524)	(415,425,692)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(17,985)	620,000	572,982	(420,000)
Share of Loss of Associates accounted for using the Equity Method	(2,288,595)	(313,536)	(6,592,930)	(313,536)
Income Tax Benefit / (Expenses)	(455,814)	111,905	(455,814)	4,133,695
Consolidated Net Profit / (Loss)	**(119,600,946)**	**(122,865,169)**	**(237,999,745)**	**(480,506,946)**
Earnings per Share, Basic and Diluted (in €)	(3.50)	(3.60)	(6.97)	(14.07)
Earnings per Share, Basic	–	–	–	–
Earnings per Share, Diluted	–	–	–	–
Shares Used in Computing Earnings per Share, Basic and Diluted	34,170,714	34,154,811	34,167,858	34,152,241
Shares Used in Computing Earnings per Share, Basic	–	–	–	–
Shares Used in Computing Earnings per Share, Diluted	–	–	–	–

MorphoSys – III/2023

Consolidated Balance Sheet (IFRS) – (unaudited) in € 09/30/2023 12/31/2022 ASSETS Current Assets Cash and Cash Equivalents 187,835,743 402,350,904 Other Financial Assets 453,211,681 504,822,678 Accounts Receivable 43,792,581 91,231,143 Financial Assets from Collaborations 999,214 0 Income Tax Receivables 3,854,383 2,601,052 Other Receivables 10,708,082 12,852,390 Inventories 70,532,560 24,252,987 Prepaid Expenses and Other Assets 27,043,753 50,929,633 Total Current Assets 797,977,997 1,089,040,787 Non-Current Assets Property, Plant and Equipment 4,469,712 5,926,942 Right-of-Use Assets 40,876,091 45,060,360 Intangible Assets 891,138,098 886,582,956 Goodwill 357,029,619 356,239,773 Other Financial Assets 1,120,816 0 Investment in Associates 491,414 5,352,451 Prepaid Expenses and Other Assets 7,878,556 8,728,994 Total Non-Current Assets 1,303,004,306 1,307,891,476 TOTAL ASSETS 2,100,982,303 2,396,932,263 20 Group Interim Statement MorphoSys – III/2023

in € 09/30/2023 12/31/2022 LIABILITIES AND STOCKHOLDERS’ EQUITY Current Liabilities Accounts Payable and Accruals 116,961,037 157,270,380 Lease Liabilities 3,143,198 7,561,126 Tax Liabilities 1,261,635 792,675 Provisions 10,198,758 6,006,229 Bonds 1,640,369 2,031,250 Financial Liabilities from Collaborations 6,282,849 2,513,718 Financial Liabilities from Future Payments to Royalty Pharma 114,732,693 102,171,167 Total Current Liabilities 254,220,539 278,346,545 Non-Current Liabilities Lease Liabilities 35,562,205 38,219,225 Provisions 19,911,201 8,674,110 Deferred Tax Liability 6,550,645 6,506,420 Bonds 242,169,861 291,647,407 Financial Liabilities from Collaborations 219,620,578 217,825,779 Financial Liabilities from Future Payments to Royalty Pharma 1,389,913,320 1,398,303,228 Total Non-Current Liabilities 1,913,727,810 1,961,176,169 Total Liabilities 2,167,948,349 2,239,522,714 Stockholders’ Equity Common Stock 34,231,943 34,231,943 Treasury Stock (60,599 and 65,980 shares for 2023 and 2022, respectively), at Cost (2,251,421) (2,450,303) Additional Paid-in Capital 843,622,171 833,708,724 Other Comprehensive Income Reserve 118,838,422 115,326,601 Accumulated Deficit (1,061,407,161) (823,407,416) Total Stockholders’ Equity (66,966,046) 157,409,549 TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY 2,100,982,303 2,396,932,263 Group Interim Statement 21 MorphoSys – III/2023

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited) Common Stock Shares € Balance as of January 1, 2022 34,231,943 34,231,943 Capital Increase, Net of Issuance Cost 0 0 Expenses through Share-based Payment Transactions and Issue of Convertible Instruments 0 0 Exercise of Stock Options Issued 0 0 Transfer of Treasury Stock for Long-Term Incentive Programs 0 0 Balance as of Reserves: Change in Fair Value of Shares through Other Comprehensive Income 0 0 Foreign Currency Translation Differences from Consolidation 0 0 Consolidated Net Loss 0 0 Total Comprehensive Income 0 0 Balance as of September 30, 2022 34,231,943 34,231,943 Balance as of January 1, 2023 34,231,943 34,231,943 Capital Increase, Net of Issuance Cost 0 0 Expenses through Share-based Payment Transactions and Issue of Convertible Instruments 0 0 Exercise of Stock Options Issued 0 0 Transfer of Treasury Stock for Long-Term Incentive Programs 0 0 Gain on the Disposal of an Investment 0 0 Balance as of Reserves: Change in Fair Value of Shares through Other Comprehensive Income 0 0 Foreign Currency Translation Differences from Consolidation 0 0 Consolidated Net Loss 0 0 Total Comprehensive Income 0 0 Balance as of September 30, 2023 34,231,943 34,231,943 22 Group Interim Statement MorphoSys – III/2023

Group Interim Statement 23

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€
83,154	**(3,085,054)**	**833,320,689**	**52,757,591**	**(672,349,226)**	**244,875,943**
0	0	0	0	0	0
0	0	1,606,849	0	0	1,606,849
0	0	0	0	0	0
(11,884)	439,233	(439,233)	0	0	0
0	0	0	0	0	0
0	0	0	147,856,259	0	147,856,259
0	0	0	0	(480,506,946)	(480,506,946)
0	**0**	**0**	**147,856,259**	**(480,506,946)**	**(332,650,687)**
71,270	**(2,645,821)**	**834,488,305**	**200,613,850**	**(1,152,856,172)**	**(86,167,895)**
65,980	**(2,450,303)**	**833,708,724**	**115,326,601**	**(823,407,416)**	**157,409,549**
0	0	0	0	0	0
0	0	3,840,554	0	0	3,840,554
0	0	0	0	0	0
(5,381)	198,882	(198,882)	0	0	0
0	0	6,271,775	0	0	6,271,775
0	0	0	359,458	0	359,458
0	0	0	3,152,363	0	3,152,363
0	0	0	0	(237,999,745)	(237,999,745)
0	**0**	**0**	**3,511,821**	**(237,999,745)**	**(234,487,924)**
60,599	**(2,251,421)**	**843,622,171**	**118,838,422**	**(1,061,407,161)**	**(66,966,046)**

MorphoSys – III/2023

Consolidated Statement of Cash Flows (IFRS) – (unaudited) 9M (in €) 2023 2022 Operating Activities:     Consolidated Net Profit / (Loss) (237,999,745) (480,506,946) Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities: Impairments of Assets 1,619,233 797,944 Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets 8,476,128 7,843,413 Net (Gain) / Loss of Other Financial Assets (17,047,365) 364,600 (Income) from Reversals of Impairments / Impairments on Financial Assets (572,982) 420,000 Net (Gain) / Loss on Derivative Financial Instruments 51,319 (212,445) Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations 6,946,834 56,345,229 Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma 98,610 204,402,989 Gain on Repurchase and interest expense from Convertible Bond (8,008,411) 9,310,270 (Income) from Reversals of Impairments on Inventories 0 0 Share-based Payment 16,898,891 3,943,460 Non Cash Income from Capitalization of Investment in Associates1 0 (19,874,779)1 Share of Loss of Associates accounted for using the Equity Method 6,592,930 313,536 Other Cash and Non-Cash Expenses (+) / Income (-) 172,452 0 Income Tax (Benefit) / Expenses 455,814 (4,133,695) Changes in Operating Assets and Liabilities: Accounts Receivable 47,536,721 (14,557,512) Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets (22,790,614) (21,466,077) Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions (37,029,156) (2,919,535) Contract Liability1 0 387,2171 Income Taxes Paid (-) / Received (+) (1,242,079) (175,447) Net Cash Provided by / (Used in) Operating Activities (235,841,420) (259,717,778) 1 Of the item "Contract Liability" the amount of €19,874,779 disclosed in 9M 2022 is reclassified to the item "Non Cash Income from Capitalization of Investment in Associates" in line with the published Annual Report 2022. 24 Group Interim Statement MorphoSys – III/2023

9M (in €) 2023 2022 Investing Activities:     Cash Payments to Acquire Other Financial Assets (2,765,683,701) (886,000,000) Cash Receipts from Sales of Other Financial Assets 2,822,300,000 1,164,959,826 Cash Payments for Derivative Financial Instruments (51,319) 0 Cash Receipts from Derivative Financial Instruments 0 212,445 Cash Payments to Acquire Property, Plant and Equipment (327,118) (1,228,356) Cash Payments to Acquire Intangible Assets (1,854,599) (8,336,599) Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income 4,360,421 0 Interest Received 13,760,988 965,423 Net Cash Provided by / (Used in) Investing Activities 72,504,672 270,572,739 Financing Activities: Cash Payments for Repurchases of own Convertible Bonds (40,256,000) 0 Payment for transaction costs for repurchases of own convertible bonds (548,856) 0 Cash Receipts (+) / Cash Payments (-) from Financing from Collaborations (2,382,119) 19,502,950 Cash Receipts from Contracts with Royalty Pharma 0 295,420,975 Cash Payments for Principal Elements of Lease Payments (7,011,325) (3,135,763) Interest Paid (1,015,004) (2,756,394) Net Cash Provided by / (Used in) Financing Activities (51,213,304) 309,031,768 Effect of Exchange Rate Differences on Cash 34,891 14,005,207 Increase / (Decrease) in Cash and Cash Equivalents (214,515,161) 333,891,936 Cash and Cash Equivalents at the Beginning of the Period 402,350,904 123,248,256 Cash and Cash Equivalents at the End of the Period 187,835,743 457,140,192 Group Interim Statement 25 MorphoSys – III/2023

Imprint MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Tel.: +49-89-89927-0 Fax: +49-89-89927-222 Email: info@morphosys.com Website: www.morphosys.com Investor Relations Tel.: +49-89-89927-404 Fax: +49-89-89927-5404 Email: investors@morphosys.com Published on November 15, 2023 This quarterly interim statement is also available in German and can be downloaded from the Company’s website (PDF). For better readability, this report uses the masculine form only but refers equally to all genders. HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, MONJUVI®, and MINJUVI® are registered trademarks of the MorphoSys Group. MorphoSys – III/2023

Financial Calendar 2023 March 15, 2023 Publication of 2022 Year-End Results May 3, 2023 Publication of 2023 First Quarter Interim Statement May 17, 2023 2023 Annual General Meeting August 9, 2023 Publication of 2023 Half-Year Report November 15, 2023 Publication of 2023 Third Quarter Interim Statement MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Tel.: +498989927-0 Fax: +498989927-222 www.morphosys.com MorphoSys – III/2023